Exhibit 4.1

Description of the Company's Securities

Investors Title Company (the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock and rights to purchase our Series A Junior Participating Preferred Stock.

The following description of our common stock and rights to purchase our Series A Junior Participating Preferred Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended (the “Articles of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”) and our Shareholder Rights Plan, as amended (the “Plan”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read the Articles of Incorporation, the Bylaws and the Plan for additional information.

Description of Common Stock

Authorized Shares of Capital Stock

Our authorized capital stock consists of:

•	10,000,000 shares of common stock, no par value; and

•	1,000,000 shares of preferred stock, of which 200,000 shares are designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”).

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our shareholders. Each director will be elected by a plurality of the votes cast with respect to such director’s election. The holders of common stock do not have cumulative voting rights.

Dividends

Subject to any preferences that may be applicable to any preferred stock issued in the future (including the Series A Preferred Stock), the holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our Board of Directors out of funds legally available for that purpose.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of any preferred stock (including the Series A Preferred Stock).

Redemption, Sinking Fund, Preemptive Rights

Our common stock is not subject to redemption, nor does the Company have a sinking fund with respect thereto. The holders of our common stock do not have any preemptive rights.

Certain Anti-Takeover Provisions in the Articles of Incorporation and Bylaws

Certain provisions in the Articles of Incorporation and the Bylaws may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a shareholder might consider favorable. Such provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. In particular, the Articles of Incorporation provide that, among other things:

•
the Company is authorized to designate and issue up to 1,000,000 shares of preferred stock in one or more series (of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock) and to determine the rights and preferences of each series, to the extent permitted by the Articles of Incorporation, and to fix the terms of such preferred stock without any vote or action by the shareholders;

•
unless approved by at least 75% of our Board of Directors, certain transactions, including a merger of the Company or a sale or lease of all or substantially all of the property and assets of the Company, require a supermajority vote of at least 80% of the outstanding shares of all classes of stock of the Company;

•
subject to certain exceptions, neither the entire Board of Directors nor any individual director of the corporation may be removed from office, with or without cause, unless a meeting of the shareholders of the corporation is held to act thereon and there is obtained the approval of a percentage of all votes entitled to be cast thereon of at least 80%;

•
special meetings of the shareholders may be called by any of the following: (a) by the chairman of the Board of Directors; (b) by the President of the Company; (c) by the Board of Directors upon the affirmative vote of at least 75% of the entire Board of Directors; or (d) by the shareholders upon the written request of those persons holding of record not less than 80% of the total voting power of the shares entitled to vote thereon; and

•
unless approved by at least 75% of our Board of Directors, neither any provision of the Articles of Incorporation nor any provision of the Bylaws may be amended, altered or repealed by the shareholders unless any such amendment, alteration or repeal is approved by a supermajority vote of at least 80% of all of the votes entitled to be cast thereon at a meeting of the shareholders.

In addition, the Bylaws, among other things:

•	provide that the Board of Directors shall be divided into three classes, each class to serve a staggered three-year term;

•
provide for advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors;

•	subject to certain exceptions, provide the Board of Directors with the ability to alter the bylaws without shareholder approval;

•	provide the Board of Directors with the power to retain and discharge our officers;

•	provide that vacancies on the Board of Directors may be filled by a majority of the directors in office, although less than a quorum; and

•
provide that, unless we consent in writing to the selection of an alternative forum, the state courts of North Carolina in and for Orange County, North Carolina, subject to designation or assignment to the North Carolina Business Court (or, if no state court located within the State of North Carolina has jurisdiction, the United States District Court for the Middle District of North Carolina) shall be the sole and exclusive forum for certain litigation relating to our internal affairs.

The Company has also adopted a shareholder rights plan, as further described below, which could discourage transactions involving actual or potential changes of control, including transactions that may involve payment of a premium over prevailing market prices to the Company’s common shareholders.

Certain Anti-Takeover Effects of North Carolina Law

The North Carolina Shareholder Protection Act (the “Act”) generally requires the affirmative vote of 95% of a corporation’s voting shares to approve a “business combination” with any entity that is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the corporation (or has ever owned, directly or indirectly, more than 20% and is still an “affiliate” of the corporation) unless the fair price provisions and the procedural provisions of the Act are satisfied. The Act contains provisions that allow a corporation to “opt out” of the applicability of the Act’s voting provisions within specified time periods that generally have expired. The Act applies to the Company since we did not opt out within these time periods.

Listing

The Company’s common stock is listed on the NASDAQ Stock Market LLC under the symbol “ITIC.”

Transfer Agent

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Description of Rights to Purchase
Series A Junior Participating Preferred Stock

On November 12, 2002, the Company’s Board of Directors amended the Company’s Articles of Incorporation, creating the Series A Preferred Stock. The Series A Preferred Stock is senior to common stock in dividends or distributions of assets upon liquidations, dissolutions or winding up of the Company. Dividends on the Series A Preferred Stock are cumulative and accrue from the quarterly dividend payment date. Each share of Series A Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of shareholders of the Company. These shares were reserved for issuance under the Plan, which was adopted on November 21, 2002, by the Company’s Board of Directors. Under the terms of the Plan, the Company’s common stock acquired by a person or a group buying 15% or more of the Company’s common stock would be diluted, except in transactions approved by the Board of Directors.

In connection with the Plan, the Company’s Board of Directors declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s common stock paid on December 16, 2002, to shareholders of record at the close of business on December 2, 2002. Each Right entitles the registered holder to purchase from the Company a unit (a “Unit”) consisting of one one-hundredth of a share of Series A Preferred Stock. Under the Plan, the Rights detach and become exercisable upon the earlier of (a) 10 days following public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company’s common stock, or (b) 10 business days following the commencement of, or first public announcement of the intent of a person or group to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of the Company’s common stock. The exercise price, the kind and the number of shares covered by each right are subject to adjustment upon the occurrence of certain events described in the Plan.

If any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding common stock, each holder of a Right (other than the acquiring person or group) will have the right to buy, at the exercise price, common stock of the Company having a market value of twice the exercise price. If the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation, or the Company engages in a merger or consolidation in which the Company is the surviving corporation and the Company’s common stock is changed or exchanged, or more than 50% of the Company’s assets or earning power is sold or transferred, the Rights entitle a holder (other than the acquiring person or group) to buy, at the exercise price, stock of the acquiring company having a market value equal to twice the exercise price. At any time after a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the Company’s Board of Directors may exchange the Rights (other than the Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of the Company’s common stock, or one one-hundredth of a share of Series A Preferred Stock, per Right.

The Rights are redeemable upon action by the Board of Directors at a price of $0.01 per right at any time before they become exercisable. Until the Rights become exercisable, they are evidenced only by the common stock certificates and are transferred with and only with such certificates.

On October 31, 2012, the Plan was amended to, among other things, extend the expiration date of the plan from November 11, 2012 to October 31, 2022 and increase the exercise price of the stock purchase rights from $80 per unit to $220 per unit. In connection with the amendments to the Plan, the Board of Directors of the Company also amended the Company’s Articles of Incorporation to increase the number of shares designated under the rights plan as Series A Preferred Stock from 100,000 shares to 200,000 shares.